

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2022

Jonah Raskas
Co-Chief Executive Officer and Director
CHW Acquisition Corp
2 Manhattanville Road, Suite 403
Purchase, NY 10577

> **Re: CHW Acquisition Corp**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 7, 2022**
> **File No. 333-263418**

Dear Mr. Raskas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed June 7, 2022

Summary of the Proxy Statement/Prospectus
Debt Financing and Equity Commitments, page 35

1. We note that the Business Combination will involve both the PIPE and Backstop Investment and the Credit Facility. Please disclose, if true, that this combination of financing mechanisims is not currently common for a SPAC business combination transaction. Also please disclose the Lender Warrants on your prospectus cover page.

2. We note your disclosure that under the PIPE and Backstop Subscription Agreement, the PIPE and Backstop Investor may acquire shares in the open market. Please tell us whether the PIPE and Backstop Investor is an "affiliate" as defined in Rule 14e-5, and if so, tell us

how this arrangement complies with Rule 14e-5.

<u>Certain Engagements in Connection with the Transaction and Related Transactions, page 43</u>

3.   We note your response to comment 6 and your revised disclosure. Please also disclose the value of the Representative Shares issued to Chardan in connection with CHW's IPO.

<u>Notes to Unaudited Pro Forma Condensed Combined Financial Information</u>
<u>Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information</u>
<u>Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 234</u>

4.   We note your response to comment 11 and your revision to adjustment AA to indicate the appropriate amount is $3 thousand. Please explain if this adjustment is intended to coincide with the equity adjustments $J^{(iii)}$ and K for $30 thousand. If so, please explain why the amounts are not consistent or revise.

    You may contact Scott Stringer at 202-551-3272 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ari Edelman, Esq.